UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
_____________________
System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Christopher Phillips
c/o Just Develop It Limited
Larch House Parklands Business Park
Denmead, Hampshire PO7 6XP
United Kingdom
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2023
(Date of Event Which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,672,586 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,672,586 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,672,586 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.0% (1)
14.	Type of Reporting Person (See Instructions) CO
(1)This percentage is calculated based upon 93,446,975 shares of Class A Common Stock outstanding as of May 15, 2023, as reported in the Annual Report on Form 10-K filed by System1, Inc. for the fiscal year ended December 31, 2022.

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CUSIP No. 87200P109

1.	Names of Reporting Persons Christopher Stephen Phillips
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,672,586 shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,672,586 shares (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,672,586 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.0% (2)
14.	Type of Reporting Person (See Instructions) IN
(1)Consists of 18,672,586 shares of Class A Common Stock held directly by Just Develop It Limited (“JDIL”). JDIL’s controlling stockholder is Christopher Phillips and Christopher Phillips is a director of JDIL. Mr. Phillips has voting and dispositive power over the securities held by JDIL, but, disclaims beneficial interest in such shares except to any pecuniary interest therein.

(2)   This percentage is calculated based upon 93,446,975 shares of Class A Common Stock outstanding as of May 15, 2023, as reported in the Annual Report on Form 10-K filed by System1, Inc. for the fiscal year ended December 31, 2022.

Explanatory Note
This Amendment No. 5 amends the Schedule 13D filed with the SEC on February 8, 2022, Accession No. 0001193125-22-031187, as amended on each of May 5, 2022, August 17, 2022, September 8, 2022, and September 27, 2022 (collectively, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of System1, Inc. (the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 5 to the Schedule 13D. Except as otherwise specified in this Amendment No. 5, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.     Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below.
The Reporting Person intends to review its investment in the Issuer on a continuing basis. The Reporting Person may, from time to time, acquire additional shares of Common Stock, retain and/or sell all or a portion of the shares of Issuer common stock held by the Reporting Person in the open market or in privately negotiated transactions, distribute the Common Stock held by the Reporting Person to other entities, complete a transaction with Issuer or its subsidiaries, and/or enter into an asset acquisition with Issuer or one or more of its subsidiaries.
Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.
The Reporting Person reserves the right to change its plans at any time, as it deems appropriate, and in light of its ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Person’s need for liquidity, and other future developments.

Item 5. Interest in Securities of the Issuer
Subsection (a) of Item 5 of the Schedule 13D is hereby amended and supplemented as set forth below.
(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. JDIL beneficially owns, 18,672,586 shares of Class A Common Stock. JDIL’s beneficial ownership percentage is approximately 20.0% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based upon 93,446,975 shares of Class A Common Stock outstanding as of May 15, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

JUST DEVELOP IT LIMITED

By:    /s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director

CHRISTOPHER STEPHEN PHILLIPS
/s/ Christopher Stephen Phillips